Item 26(d)(i)

TRANSAMERICA LIFE INSURANCE COMPANY
Home Office: 4333 Edgewood Rd., N.E. Cedar Rapids, IA 52499 A Stock Company (Hereafter called the Company, we, our or us) - (319) 355-4433

INSURED: <JOHN DOE> OWNER: <ABC CORPORATION>
POLICY NUMBER: <SAMPLE> EFFECTIVE DATE: <01/26/10>

The Company will pay the benefits of this policy in accordance with its provisions. The pages that follow are also a part of this policy.

RIGHT TO EXAMINE POLICY. Please examine your policy. Within 10 days after delivery, you can return the policy to the Company or to the Registered Representative through whom it was purchased. This is the Free Look Period. If this policy is returned, the policy will be void from the start and a refund will be made. We will refund all premiums paid to the General Account, including any fees or charges, and we will refund the value of the policy's Accumulation Units in each Subaccount plus any amount deducted from the premium applied to each Subaccount.

If this policy has been issued as the result of a replacement of another insurance policy, your right to cancel this policy is extended to a period of thirty (30) days from the date you received the policy.

VARIABLE LIFE INSURANCE BENEFIT. THE LIFE INSURANCE BENEFIT OF THIS POLICY MAY INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT AND THE LIFE INSURANCE BENEFIT OPTION SELECTED. Further information regarding this benefit is given in the Life Insurance Benefits section.

CASH VALUE. To the extent the policy's Cash Value is allocated to the Separate Account, the Cash Value of this policy will vary from day to day reflecting the investment experience of the Separate Account. The method of determining the Cash Value is described in the Cash Value section. There is no guaranteed minimum Cash Value. THE POLICY LOAN VALUE IS LESS THAN 100% OF THE CASH VALUE.

Payment of Premiums. Premiums can be paid at any time while the Insured is living and before the Policy Anniversary on which the Insured is age 100. After the Policy Anniversary on which the Insured is age 100, premiums can only be paid if required to keep the policy in force. They can be paid at any interval or by any method we make available, subject to the Premiums section. The amount and interval of planned premiums, as stated in the application for this policy, are shown on the Policy Specification page and are subject to any limits we set.

Annual Report to Owner. An annual report in connection with this policy will be provided to you without charge. This report will tell you how much Cash Value and Net Cash Value there is as of the most recent Policy Anniversary, together with the amount of any unpaid loan. The report will also give you any other facts required by state law or regulation.

Signed for us at our home office

/s/ Craig Vermie	/s/ Brenda Clancy
SECRETARY PRESIDENT	PRESIDENT
This policy is a legal contract between the Policyowner and the Company.
READ YOUR POLICY CAREFULLY

FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY
VARIABLE LIFE INSURANCE BENEFIT PROCEEDS PAYABLE AT INSURED'S DEATH
NON-PARTICIPATING
 EXPERIENCE CREDITS MAY APPLY

If you have a complaint, you can contact your State Insurance Department at <(999)999-9999>

EM VC2 0709

TABLE OF CONTENTS

Section	Provisions	Contents	Page
	DEFINITIONS		3-4
	POLICY SPECIFICATION	Policy Identification and Specification; Guaranteed Monthly Cost of Insurance Rates Table	5-5A
ONE	LIFE INSURANCE BENEFITS	Life Insurance Benefit; Life Insurance Benefit Options	6 - 7
TWO	OWNER AND BENEFICIARY	Rights of Ownership; Successor Owner; Change of Ownership; How to Name or Change Beneficiaries; Death of Beneficiary	8
THREE	POLICY CHANGES	Right to Change Your Policy; Increase or Decrease in Face Amount; Change in Life Insurance Benefit Option	9
FOUR	PREMIUMS	Premium Limitations; Payment of Premiums; Planned Premium and Unplanned Premiums; Allocation; Grace Period; Reinstatement	10 - 11
FIVE	SEPARATE ACCOUNT AND FIXED ACCOUNT
Establishment of Separate Account; (Separate Account Charges) Investment; Ownership and Value of Assets; Transfer of Assets; Other Rights; Change in Investment Strategy; Purchase of Funds; Accumulation Units; Fund Transfer; Fixed Account
12 - 14
SIX	CASH VALUE AND PARTIAL WITHDRAWALS	Cash Value; Surrender and Partial Withdrawal; Monthly Deduction Charge; Cost of Insurance	15 - 16
SEVEN	LOANS	Loan Account; Loan Value; Loan Request; Loan Interest Rate; Loan Repayment	17
EIGHT	PAYMENT OF POLICYPROCEEDS	Alternative Ways in Which Proceeds of the Policy May Be Paid	18
NINE	GENERAL PROVISIONS
Entire Contract; Application; Incontestability; Suicide Exclusion; Dates; Age and Sex; Assignment; Protection Against Creditors; Payment to Corporation; Basis of Computation; Conformity with Law; Non-Participating Policy; Annual Report
19 - 21
	APPLICATION	Attached to the Policy
	ENDORSEMENTS (if any)	Attached to the Policy
Note:	This policy is a legal contract between the Policyowner and the Company
PLEASE READ THIS POLICY CAREFULLY FOR FULL DETAILS

VC2TC

                   DEFINITIONS
When we use the following words, this is what we mean:

Accumulation Unit - These are the accounting units used to calculate the values under this policy.
Attained Age - The Issue Age plus the number of completed Policy Years since the Effective Date.
Beneficiary - The person(s) to whom the Life Insurance Benefit proceeds are paid upon the death of the Insured.
Cash Value - After the Free Look Period, or after the Effective Date if you have instructed us to allocate your premium to the Separate Account Subaccounts upon receipt, the Cash Value is not less than the value of the policy's Accumulation Units in each Subaccount, plus the Fixed Account value, plus the amount in the Loan Account, less any mortality and expense risk charges which have accrued since the last Monthly Deduction Day.
Effective Date - The date coverage under this policy becomes effective and the date from which Policy Anniversaries, Policy Years and Policy Months are determined. This date is shown on the Policy Specifications page.
Face Amount - The Face Amount is the Face Amount shown on the Policy Specifications page plus or minus any changes made as described in the Policy Changes section of the policy.
Fixed Account - Allocation option with a declared interest rate. Assets of the Fixed Account will be held in the General Account.
Free Look Period - The 10 day period following delivery in which the policy can be returned to us. If this policy has been issued as a replacement of another insurance policy, you have 30 days following delivery in which the policy can be returned to us.
General Account - The assets of the Company other than those allocated to the Separate Account or any other separate account established by the Company.
Grace Period - The period of time that coverage is continued after the Net Cash Value is less than the Monthly Deduction Charge for the next Policy Month.
Guideline Premium - The premium necessary to provide the benefits selected by the Owner under the policy based on the particular facts relating to the Insured and certain assumptions defined by law.
Insured - The person upon whose life the policy is issued.
Issue Age - The age of the Insured on the Effective Date. This age is shown on the Policy Specifications page.
Life Insurance Benefit - The Life Insurance Benefit proceeds payable under this policy will be based on the Life Insurance Benefit Option and the Face Amount in effect on the date of death. See Section 1.2 for details.
Life Insurance Benefit Option - One of three options that an owner may select for the computation of the Life Insurance Benefit proceeds.
Loan Account - A portion of the Company's General Account to which Cash Value is transferred to provide collateral for any loan taken under the policy.
Loan Amount - The Loan Amount on the last Policy Anniversary plus any new loans minus any loan repayments, each accumulated at the loan interest rate per section 7.4.
Loan Value - After the first Policy Year, the loan value on any given date is equal to 90% of the Cash Value on that date.
Monthly Deduction Day - The same date in each succeeding month as the Effective Date. Whenever the Monthly Deduction Day falls on a date other than a Valuation Date, the Monthly Deduction Day will be deemed to be the next Valuation Date.

VC2DFA

                    DEFINITIONS, Continued

Monthly Deduction Charges - Includes monthly policy charge, monthly cost of insurance, a factor representing the mortality and expense risk charge, monthly deferred sales load, monthly cost for riders attached to the policy, and any temporary flat extra rating shown on the Policy Specifications page.
Net Cash Value - The amount payable upon surrender of the policy equal to the Cash Value as of the date of surrender, less the Loan Amount.
Net Premium  The portion of the premium available for allocation to the Subaccounts of the Separate Account and the Fixed Account equal to the premium paid by the Policyowner less the applicable Percent of Premium Loads.
Percent of Premium Load - The percent shown on the Policy Specifications page deducted from each premium paid.
Partial Withdrawal - An amount withdrawn from the Net Cash Value which results in a reduction in the Net Cash Value by the amount withdrawn. See section 6.3 for details.
Policy Anniversary - The same day and month as your Effective Date for each succeeding year your policy remains in force.
Policy Month - A one-month period beginning on the Monthly Deduction Day.
Policy Year - A twelve-month period beginning on the Effective Date or on a Policy Anniversary.
Policyowner (Owner, You, Your) - The person who owns the policy and who may exercise all rights under the policy while living.
Separate Account - One or more investment accounts established by the Company to receive and invest Net Premiums allocated under the policy as designated on the Policy Specification page.
Subaccount - A sub-division of the Separate Account. Each Subaccount invests in the shares of a specified portfolio of an insurance-dedicated fund or in a portfolio of securities and investments.
Target Premium - Amount of premium used to determine Percent of Premium Loads.
Transfer - A Transfer of amounts between Subaccounts of the Separate Account. See Sections 5.12-5.14.
Transfer Charge - The Company reserves the right to apply a charge, not to exceed $25.00, for each Transfer after the first twelve (12) Transfers in a given Policy Year.
Valuation Day - Each day on which the New York Stock Exchange is open for business.
Valuation Period - The period from the close of the immediately preceding Valuation Day to the close of the current Valuation Day.

VC2DFB

                            POLICY SPECIFICATION PAGE

POLICY NUMBER: <SAMPLE> INSURED: <JOHN DOE>

INITIAL TARGET AMOUNT: <$25,000.00>

FACE AMOUNT: <$25,000.00> AGE/SEX: <35 / MALE>

LIFE INSURANCE BENEFIT OPTION: <3> EFFECTIVE DATE: <01/26/10>

LIFE INSURANCE BENEFIT OPTION <3>  INTEREST RATE: 8%>
LIFE INSURANCE BENEFIT OPTION <3>  CCUMULATION AGE: 65>

PLANNED PREMIUM: <$1,000.00>
TARGET PREMIUM: <$1,000.00> OWNER: <ABC CORPORATION>

POLICY VALUE PROVISIONS:
    LIFE INSURANCE COMPLIANCE TEST: <CVAT>

SEPARATE ACCOUNT PROVISIONS:
SEPARATE ACCOUNT:             TRANSAMERICA SEPARATE ACCOUNT R3
MORTALITY AND EXPENSE RISK CHARGE:  2%

PERCENT OF PREMIUM LOAD:    15%

MONTHLY POLICY CHARGE:  $10.00

MONTHLY DEFERRED SALES LOAD:
YEARS 2 - 7 0.40% OF FIRST YEAR PREMIUM
PARTIAL WITHDRAWAL CHARGE: LESSER OF $25 OR 2% OF AMOUNT REQUESTED
GUARANTEED INTEREST RATE FOR AMOUNTS IN THE FIXED ACCOUNT:        2%

THE TAX STATUS OF THIS POLICY MAY CHANGE AND SHOULD BE REVIEWED EACH YEAR.  YOUR POLICY MAY NOT QUALIFY AS LIFE INSURANCE UNDER FEDERAL TAX LAW AFTER THE INSURED REASCHES AGE 120 AND MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES.  A TAX ADVISOR SHOULD BE CONSULTED BEFORE THE POLICYOWNER CHOOSES TO CONTINUE THE POLICY AFTER THE INSURED REACHES AGE 120.

                               PLANNED PREMIUM PAYMENTS
TYPE OF EFFECTIVERISK CLASSFACE<ANNUAL>
COVERAGE DATE       AMOUNT

BASIC POLICY <01/26/10> <SUBSTANDARD TOBACCO> <$25,000.00> <$1,000.00>
Basic Policy Initial Premium………………………………………………………………..........  <$1,000.00>

Total Planned Premium Payments…………………………………………………………….        $1,000.00>
SUBSTANDARD BASIS
 <Percentage Extra: 50%>
<Annual Flat Extra: $ 1.20>
<Flat Extra Years: 1 - 6>

VC2SPA

                GUARANTEED MONTHLY COST OF INSURANCE RATES

When insurance is sold on a substandard basis, the Guaranteed Cost of Insurance Rates shown below are increased 25% for each additional rating class above standard.

ATTAINED AGE	MALE	FEMALE	ATTAINED AGE	MALE	FEMALE
20	$0.08333	$0.03916	60	$0.86666	$0.69500
21	0.08416	0.04083	61	0.96583	0.75250
22	0.08500	0.04166	62	1.08166	0.81333
23	0.08666	0.04250	63	1.20583	0.87916
24	0.08833	0.04416	64	1.33666	0.95000
25	0.09083	0.04583	65	1.47083	1.02750
26	0.09500	0.04833	66	1.60583	1.11250
27	0.09750	0.05083	67	1.74666	1.20666
28	0.09666	0.05333	68	1.89500	1.30916
29	0.09583	0.05583	69	2.05750	1.42333
30	0.09500	0.05833	70	2.24500	1.55250
31	0.09416	0.06250	71	2.47583	1.69833
32	0.09500	0.06583	72	2.74500	1.85750
33	0.09666	0.07083	73	3.02666	2.03250
34	0.09916	0.07666	74	3.33000	2.22333
35	0.10333	0.08333	75	3.66250	2.43333
36	0.10916	0.08916	76	4.03666	2.66250
37	0.11583	0.09500	77	4.47250	2.91416
38	0.12416	0.10000	78	4.97666	3.19000
39	0.13250	0.10500	79	5.54000	3.49333
40	0.14333	0.11166	80	6.16833	3.86916
41	0.15583	0.11916	81	6.85000	4.33000
42	0.17083	0.12750	82	7.56833	4.81666
43	0.18916	0.13750	83	8.35166	5.32833
44	0.21000	0.14916	84	9.22416	5.89500
45	0.23083	0.16333	85	10.19666	6.46583
46	0.25250	0.18000	86	11.26416	7.14000
47	0.27083	0.19833	87	12.41583	7.97416
48	0.28500	0.22000	88	13.63833	8.85416
49	0.30333	0.24416	89	14.91916	9.72333
50	0.32583	0.27000	90	16.19000	10.35166
51	0.35500	0.30000	91	17.43916	10.96083
52	0.39166	0.33250	92	18.74500	11.97666
53	0.43416	0.36750	93	20.12166	13.35083
54	0.48583	0.40500	94	21.57166	15.07500
55	0.54333	0.44666	95	23.01000	16.95666
56	0.60500	0.49250	96	24.41250	18.80750
57	0.66250	0.54083	97	25.90500	20.00583
58	0.71916	0.59083	98	27.49583	20.64916
59	0.78500	0.64166	99	29.19333	21.99833
			100+	0.00000	0.00000

5A

SECTION ONE - LIFE INSURANCE BENEFITS

1.1 Life Insurance Benefit Payable Under This Policy
We will pay the Life Insurance Benefit to the Beneficiary promptly, when we have proof that the Insured died while the life insurance coverage under this policy was in effect, subject to the General Provisions Section. A claim for the Life Insurance Benefit must be made in writing to our Home Office.
1.2 Amount of Life Insurance Benefit Proceeds Payable Under This Policy
The amount of Life Insurance Benefit proceeds payable under this policy will be based on the Life Insurance Benefit Option and the Face Amount in effect on the date of death. We will deduct mortality and expense risk charges which have accrued since the last Monthly Deduction Day from the Cash Value when calculating the Life Insurance Benefit. The Loan Amount will be deducted from the Life Insurance Benefit proceeds payable.
1.3 The Life Insurance Benefit Options
The Life Insurance Benefit payable under this policy will be determined in accordance with one of the following options:
Option 1:
This option provides a Life Insurance Benefit no less than the greater of (a) or (b), where:

(a) is the Face Amount; and

(b) is the limitation percentage times the Cash Value.

Option 2:
Under this option, the Life Insurance Benefit is no less than the greater of (a) or (b), where:

(a) is the Face Amount plus the Cash Value; and

(b) is the limitation percentage times the Cash Value.

Option 3:
Under this option, the Life Insurance Benefit is no less than the greater of (a) or (b) where

1.4 Compliance with the Federal Tax Code

This policy qualifies as life insurance under Internal Revenue Code Section 7702. You may choose either of two methods to comply. Your choice is shown on the Policy Specification page as Life Insurance Compliance Test. If you choose GUIDELINE PREMIUM, the limitation percentages are as follows:

Insured’s Age on Policy Anniversary	Limitation Percentage	Insured’s Age on Policy Anniversary	Limitation Percentage
0-40	250	68	117
41	243	69	116
42	236	70	115
43	229	71	113
44	222	72	111
45	215	73	109
46	209	74	107
47	203	75	105
48	197	76	105
49	191	77	105
50	185	78	105
51	178	79	105
52	171	80	105
53	164	81	105
54	157	82	105
55	150	83	105
56	146	84	105
57	142	85	105
58	138	86	105
59	134	87	105
60	130	88	105
61	128	89	105
62	126	90	105
63	124	91	104
64	122	92	103
65	120	93	102
66	119	94-99	101
67	118	100 & Over	100

VC2LBA

If you chose CASH VALUE ACCUMULATION, your limitation percentages are as follows:

Insured's	Limitation		Insured's	Limitation Percentage
Age on	Percentage		Age on
Policy			Policy
Anniversary	Male	Female	Anniversary	Male Female
20	773	901	60	208	234
21	748	870	61	202	227
22	724	839	62	196	221
23	701	810	63	191	215
24	678	782	64	186	209
25	656	754	65	182	203
26	634	728	66	177	198
27	613	702	67	173	193
28	593	678	68	169	188
29	574	654	69	165	183
30	555	631	70	161	179
31	536	609	71	157	174
32	518	588	72	154	170
33	500	568	73	150	166
34	483	548	74	147	162
35	467	529	75	144	158
36	451	511	76	141	155
37	436	493	77	138	151
38	421	476	78	136	148
39	406	460	79	133	145
40	393	444	80	131	142
41	379	429	81	129	139
42	367	415	82	127	137
43	355	401	83	125	134
44	343	387	84	123	132
45	332	374	85	122	130
46	321	362	86	120	128
47	311	350	87	119	126
48	301	338	88	117	124
49	291	327	89	116	122
50	282	317	90	115	120
51	273	307	91	114	119
52	264	297	92	113	117
53	256	288	93	112	115
54	248	279	94	111	113
55	241	270	95	110	112
56	233	262	96	109	110
57	227	255	97	107	108
58	220	247	98	105	106
59	214	240	99	102	102
			100+	101	101

The tax code specifies that, once made, the election may not be changed.

VC2CVAC

SECTION TWO - OWNER AND BENEFICIARY

2.1 The Owner of This Policy
In this policy, the words 'you' and 'your" refer to the owner of this policy. As the owner, you will have all rights of ownership in this policy while the Insured is living. To exercise these rights, you do not need the consent of any Beneficiary.

A successor owner may be named in the application, or in a notice you sign that gives us the facts that we need.

2.2 Change of Owner
You may change the owner of this policy, from yourself to a new owner by filing a written request with us. You must provide us a notice you sign that gives us the facts we need. When this change takes effect, all rights of ownership in this policy will pass to the new owner.

When we record a change of owner or successor owner, these changes will take effect as of the date you signed the notice, subject to any payments we made or action we took before recording these changes. We may require that these changes be endorsed in the policy. Changing the owner or naming a new successor owner cancels any prior choice of owner, but does not change the Beneficiary.

The successor owner will become the new owner when you die if you die before the Insured. If no successor owner survives you and you die before the Insured, your estate becomes the new owner.

2.3 Beneficiary of This Policy
The Beneficiary for any Life Insurance Benefit proceeds may be named in the application or in a notice you sign that gives us the facts that we need.

One or more Beneficiaries for any Life Insurance Benefit proceeds may be named in the application, or in a notice you sign that gives us the facts that we need. If more than one Beneficiary is named, they can be classed as first, second, and so on. If two or more are named in a class, their shares in the proceeds are equal unless the shares are stated otherwise.

The stated shares of the proceeds will be paid to any first Beneficiaries who survive the Insured. If no first Beneficiaries survive, payment will be made to any Beneficiary surviving in the second class, and so on.

2.4 Change of Beneficiary
While the Insured is living, you may change the Beneficiary by filing a written request with us. You must provide us a notice you sign that gives us the facts we need.

When we record a change of Beneficiary, it will take effect as of the date you signed the notice, subject to any payment we made or action we took before recording the change.

2.5 No Surviving Beneficiaries
If no Beneficiary for the Life Insurance Benefit proceeds, or for a stated share, survives the Insured, the right to these proceeds or this share will pass to you. If you are the Insured, this right will pass to your estate. Unless stated otherwise in the policy or in your signed notice, which is in effect at the Insured's death, if any Beneficiary dies at the same time as the Insured, or within 15 days after the Insured but before we receive proof of the Insured's death, we will pay the proceeds as though that Beneficiary died first.

VC2OB

SECTION THREE - POLICY CHANGES

3.1 Changes to Face Amount or Life Insurance Benefit Option
On or after the first Policy Anniversary, you may apply in writing to have the Face Amount increased or decreased (without having the Life Insurance Benefit Option changed), or have the Life Insurance Benefit Option changed. You may also have riders added to your policy if we agree. To make these changes, we must receive your signed request at our Home Office.

To increase the Face Amount or to change the Life Insurance Benefit Option, we may also require a written application signed by you and the Insured, and proof of insurability. Any increase in Face Amount will be subject to limits we set.

Changes may only be made while the Insured is living, and only if this Policy would continue to qualify as life insurance, as defined under Section 7702 of the Internal Revenue Code of 1986, as amended.

3.2 Increase in the Policy Face Amount
An increase will take effect on the Monthly Deduction Day on or after the day we approve your request for the increase.

The cost of insurance for each increase will be based on the attained age, sex, and class of risk of the original policy.

For the amount of each increase, the two-year period in the Incontestability and Suicide Exclusion provision will each start on the date when such increase takes effect.

3.3 Decrease in the Policy Face Amount
A decrease will take effect on the Monthly Deduction Day on or after the day we receive your signed request at our Home Office.

Decreases will be applied against the Face Amount in the reverse order in which any increases were issued.

3.4 Change Insurance Benefit Option
If you change from Option 2 to Option 1, the Face Amount will be increased by the Cash Value. If you change from Option 3 to Option 1, the Face Amount will be increased by the premiums paid less Partial Withdrawals, accumulated to the Attained Age. If you change from Option 1 to Option 2, the Face Amount will be decreased by the Cash Value. We do not allow changes from Option 1 to Option 3, or between Option 2 and Option 3. Any Option change will take affect on the Monthly Deduction Day on or following the date we approve your signed request.

3.5 Adding Riders to the Policy
The rider will take effect on the Monthly Deduction Day on or after the day we approve your request.

3.6 Policy Amendments
The policy will be amended to reflect any changes in the policy Face Amount, Life Insurance Benefit Options, and additions or deletions of riders.

VC2PC

SECTION FOUR - PREMIUMS

4.1 Premium Limitations
Premium payments may not be made if you chose the Guideline Premium method of compliance, and if such payments would disqualify the policy as life insurance, as defined under Section 7702 of the Internal Revenue Code of 1986, as amended. If the premium paid during any Policy Year exceeds the maximum permitted under the Internal Revenue Code, we will return any such excess within 60 days after the end of the Policy Year with interest at a rate of not less than 2% unless such premium is necessary to continue coverage.

4.2 Payment of Premiums
Premiums can be paid at any time while the Insured is living and before the Policy Anniversary on which the Insured is age 100. After the Policy Anniversary on which the Insured is age 100, premiums can only be paid if required to keep the policy in force. We may limit or refund any premium that would increase the Life Insurance Benefit by more than the amount of such premium. Premiums are payable at our Home Office. The Cash Value is based on the amount and frequency of premiums that have been paid. Please refer to the Cash Value and Partial Withdrawal Section for full details.

4.3 Planned Premiums
The amount of the initial premium, and the amount and frequency of planned premiums, as stated in the application, are shown on the Policy Specifications page. The amount of any planned premium may be increased or decreased subject to the limits we set. Planned premiums end on the Policy Anniversary on which the Insured is age 100.

You may elect not to make a planned premium payment at any time. You may also make other premium payments that are not scheduled.

4.4 Premium Payments Allocation to the Subaccounts
When we receive a premium payment, we will deduct the Percent of Premium Loads not to exceed the amount shown on the Policy Specification page to determine the Net Premium which is the amount that will be applied to the Separate Account and Fixed Account. The Net Premium will be applied to the Separate Account Subaccounts and the Fixed Account in accordance with your allocation election in effect at that time, and before any other deductions that may be due are made.

Unless you have instructed us to allocate your premium to the Separate Account Subaccounts upon receipt, any premiums received prior to the end of the Free Look Period will be held in our General Account or, if available, may be held in a Money-Market Subaccount. Premiums held in the General Account will be credited with interest at a rate of not less than 2.0% per annum. Premiums held in a Money-Market Subaccount will be subject to the investment experience of the Money-Market Subaccount. The entire balance will be applied as above at the end of the Free Look Period.

4.5 Changing Allocation Elections
You may change your allocation election, stated in the application, by written request. Your allocation percentages must total 100%. Each percentage must either be zero, or a whole number that is at least 1%. The change will become effective on the date we receive the request at our Home Office. We reserve the right to limit the number of changes of the allocation of Net Premiums to one per year.

4.6 Failure to Make Premium Payments
This policy and its riders will continue in effect as long as the Net Cash Value is sufficient to pay Monthly Deduction Charges.

4.7 The Grace Period
If, on a Monthly Deduction Day, the Net Cash Value is less than the Monthly Deduction Charges for the next Policy Month, the policy will continue for a Grace Period of 62 days after the date we mail the notice described below. If the premium payment is not postmarked within the Grace Period, the policy will end and there will be no more benefits under the policy. To inform you of this event, we will mail a notice to you at your last known address. We will also mail a copy of the notice to the last known address of any assignee in our records.

4.8 Insured Death During the Grace Period
It may happen that the Insured dies during a Grace Period. In that case, we will pay the Life Insurance Benefit. However, the proceeds will be reduced by the amount of any unpaid loan and Monthly Deduction Charges for the full Policy Month or months that run from the beginning of the Grace Period, through the Policy Month in which the Insured died.

VC2PXA

SECTION FOUR - PREMIUMS (Continued)

4.9 Reinstatement of the Policy
Within 5 years after the policy has ended, you may apply in writing to reinstate the policy, if you did not surrender it for its full Net Cash value. When you apply, you must provide proof of insurability that is acceptable to us, unless the required payment is made within 31 days after the end of the Grace Period. The effective date of reinstatement will be the Monthly Deduction Day on or following the date we approve the request for reinstatement signed by you.

4.10 Reinstatement Payment Required
The required payment will be an amount sufficient to keep this policy in force for at least 2 months. This payment will be in lieu of the payment of all premiums in arrears.

The Cash Value of the reinstated policy will be: the Cash Value at the time the policy ended; minus any outstanding loan as of that date, plus the Net Premium you pay at reinstatement; minus any Monthly Deductions due at the time the policy ended, minus one Monthly Deduction as of the date of reinstatement; minus any Monthly Deferred Sales Load due from the time the policy ended to the date of reinstatement.

VC2PXB

SECTION FIVE - SEPARATE ACCOUNT AND THE FIXED ACCOUNT

5.1 The Establishment or Maintenance of the Separate Account
We have established and maintained the Separate Account under the laws of the State of Iowa. Any realized or unrealized income, gains and losses from the assets of the Separate Account are credited or charged to it without regard to our other income, gains or losses including income, gain or losses from our other separate accounts. We put assets in the Separate Account for this policy, and we may also do the same for any other corporate variable life insurance policies we may issue.

5.2 The Separate Account Assets
The Separate Account invests its assets in shares of one or more mutual funds. Fund shares are purchased, redeemed and valued on behalf of the Separate Account. The Separate Account is divided into Subaccounts. We reserve the right to add, remove or combine any Subaccount of the Separate Account. We will notify you prior to any such change in the Subaccounts.

5.3 Ownership of Assets in the Separate Account
The assets of the Separate Account are our property. Assets equal to the reserve and other contractual liabilities under all policies issued in connection with the Separate Account will not be charged with liabilities arising out of any other business we may conduct. We reserve the right to transfer assets of a Subaccount, in excess of the reserves and other contract liabilities with respect to that Subaccount, to another Subaccount or to our General Account.

5.4 Valuation of the Assets of the Separate Account
On each Valuation Day, the assets of the Separate Account will be valued at fair market value, as determined in accordance with a method of valuation that we established in good faith.

5.5 Transfer Assets of the Separate Account to Another Separate Account
We reserve the right to transfer assets of the Separate Account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If this type of transfer is made, the term "Separate Account" as used in this policy, shall then mean the separate account to which the assets were transferred. We also reserve the right to add, delete, or substitute investments held by any Subaccount.

5.6 Our Other Rights
We also reserve the right, when permitted by law, to:

(a) de-register the Separate Account under the Investment Company Act of 1940;

(b) manage the Separate Account under the direction of a committee or discharge such committee at any time;

(c) restrict or eliminate any voting right of Policyowners or other persons who have voting rights as to the Separate Account, and

(d) combine the Separate Account with one or more other Separate Accounts.

5.7 Change in the Investment Objective or Strategy of the Separate Account
An investment objective of the Separate Account may be changed. It will only be changed if approved by the appropriate insurance official of the State of Iowa or deemed approved in accordance with such law or regulation. If so required, the request to obtain such approval will be filed with the insurance official of the state or district in which this policy is delivered.

5.8 Interest of This Policy in the Separate Account
The interest of this policy in the Separate Account prior to the date on which the Life Insurance Benefit becomes payable is represented by Accumulation Units.

5.9 Accumulation Units
Accumulation Units are the accounting units used to calculate the values under this policy. The number of Accumulation Units purchased in a Subaccount will be determined by dividing the part of any premium payment or the part of any Transfer supplied to that Subaccount, by the value of an Accumulation Unit for that Subaccount on the transaction date. Premium payments allocated, Transferred or otherwise added to the Subaccounts will be applied to provide Accumulation Units in those Subaccounts. Accumulation Units are redeemed when amounts are loaned, Transferred, surrendered or otherwise deducted. These transactions are called policy transactions.

VC2SAA

SECTION FIVE - SEPARATE ACCOUNT AND THE FIXED ACCOUNT (Continued)

5.10 Determining the Number of Accumulation Units
Accumulation Units are bought and sold each time there is a policy transaction. The number of Accumulation Units in a Subaccount on any day is determined as follows:

Step 1: From the units as of the prior Monthly Deduction Day, subtract the units sold to pay any Partial Withdrawals per section 6.3.

Step 2: Add units bought with any premiums received or experience credits, if applicable, since the prior Monthly Deduction Day per section 4.4.

Step 3: Subtract any units sold to Transfer amounts into the Loan Account per section 7.2.

Step 4: Add any units bought with loan repayments per section 7.6.

Step 5: Subtract any units sold to Transfer amounts into other Subaccounts per section 5.12.

Step 6: Add any units bought from amounts Transferred from other Subaccounts per section 5.12.

Step 7: Add any units bought from amounts Transferred from the Fixed Account per section 5.17.

Step 8: Subtract any units sold to Transfer amounts into the Fixed Account per section 5.17.

The number of units on a Monthly Deduction Day is the result of steps 1 to 6, minus the number of units sold to pay the Monthly Deduction Charge per section 6.4. If the Monthly Deduction Day is a Policy Anniversary, the number of units will be increased or decreased by units bought or sold for any amounts transferred to or from the Loan Account per section 7.6.

5.11 Valuation of an Accumulation Unit
The value of an Accumulation Unit on any Valuation Day is determined by multiplying the value of that unit on the immediately preceding Valuation Day by the net investment factor for the Valuation Period. The net investment factor for this policy, used to calculate the value of an Accumulation Unit in any Subaccount of the Separate Account for the Valuation Period is determined by dividing (a) by (b), where:

(a) is the sum of:

(1) the net asset value of the fund shares held in the Separate Account for that Subaccount determined at the end of the Valuation Period, plus

(2) the per share amount of any dividends or capital gain distributions made by the fund for shares held in the Separate Account for that Subaccount if the ex-dividend date occurs during the Valuation Period.

(b) is the net asset value of the fund shares held in the Separate Account for that Subaccount determined as of the end of the immediately preceding Valuation Period.

The net investment factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease.

5.12 Transfers Between Subaccounts
Transfers may be made between Subaccounts of the Separate Account.

We reserve the right to apply a charge, not to exceed $25, for each Transfer after the first twelve in a given Policy Year. This charge is applied to the appropriate Subaccounts on the basis of the amount of the total Transfer that is allocated from each Subaccount.

5.13 Effective Date of Transfers
Transfers will take effect as of the next Valuation Day after we receive your signed written request at our Home Office.

5.14 Transfer Limits
The minimum amount that can be Transferred is the lesser of $500 or the value of all remaining Accumulation Units in the Subaccount, unless we agree otherwise. The Subaccount from which the transfer is being made must maintain a minimum balance of $500 after the Transfer is completed. If, after a Transfer, the value of the remaining Accumulation Units in a Subaccount would be less than $500, we have the right to include that amount as part of the Transfer.

VC2SAB

SECTION FIVE - SEPARATE ACCOUNT AND THE FIXED ACCOUNT (Continued)

5.15 Fixed Account Value
At the end of any Valuation Period, the Fixed Account Value is equal to:

(a) the sum of all Net Premiums and experience credits, if applicable, allocated to the Fixed Account; plus

(b) any amounts transferred from a Subaccount to the Fixed Account; minus

(c) any amounts charged to pay for the Monthly Deduction Charge as it is due; minus

(d) any amounts withdrawn from the Fixed Account to pay for partial withdrawals; minus

(e) any amounts transferred from the Fixed Account to a Subaccount, plus

(f) interest earned on the asses in the Fixed Account.

We reserve the right to defer payment of any amounts from the Fixed Account for no longer than six months after we receive such written request.

Assets of the Fixed Account will be held in the General Account.

5.16 Fixed Account Interest Rate
The guaranteed interest rate for amounts in the Fixed Account is .16516% per month, compounded monthly which is equivalent to 2% compounded annually.

The Company may use current interest rates greater than the guaranteed rates to calculate the Fixed Account Value. The Company will declare these interest rates. The Company may apply a rate of interest less than the current rate to the portion of the Fixed Account Value equal to any outstanding loan(s). However, each rate cannot be less than the guaranteed rate.

5.17 Fixed Account Transfer Limits
On Transfers from the Fixed Account to a Subaccount, we reserve the right to impose the following restrictions:

(1) No Transfers during the first policy year;

(2) One Transfer out of the Fixed Account per policy year thereafter;

(3) Transfers are only allowed during the 30 days following a policy anniversary; and

(4) The maximum amount that may be Transferred is the greater of:

(a) 25% of the then-current value of the Fixed Account, or

(b) The amount Transferred in the prior Policy Year from the Fixed Account.

VC2SAC

SECTION SIX - CASH VALUE AND PARTIAL WITHDRAWALS

6.1 Cash Value of This Policy
The Cash Value on any date after the Free Look Period, or after the Effective Date if you have instructed us to allocate your premium to the Separate Account Subaccounts upon receipt, is not less than the value of your policy's Accumulation Units in each Subaccount on such date, plus the Fixed Account value on such date, plus the amount in the Loan Account, less any mortality and expense risk charges which have accrued since the last Monthly Deduction Day.

6.2  Surrender
You may apply to receive the full Net Cash Value, while the Insured is alive and this policy is in effect. The Net Cash Value will be calculated as of the date on which we receive your signed request at our Home Office. All insurance will end on the date we receive your request for a full Net Cash Value benefit. The Net Cash Value at any time equals the Cash Value less the Loan Amount.

6.3 Partial Withdrawal
After the first Policy Year, you may apply for a Partial Withdrawal of at least $500 and up to an amount equal to the full Net Cash Value, provided at least $500 of Net Cash Value would remain with us after we pay this benefit.

To withdraw funds from the policy, we must receive your signed request at our Home Office. We reserve the right to apply a charge for each partial withdrawal, see the Policy Specification page, equal to the lesser of $25 or 2% of the amount requested for each Partial Withdrawal. The charge will be made on a pro-rata basis from each of the Subaccounts and the Fixed Account, except as we may otherwise require or agree.

The Cash Value and the Net Cash Value will be reduced, as of the date of payment, by the amount of Partial Withdrawal that you make.

If Life Insurance Benefit Option 1 is in effect, the Face Amount will also be reduced by the amount of the Partial Withdrawal. If Life Insurance Benefit Option 2 or 3 is in effect, the Face Amount will not be changed by the amount of the Partial Withdrawal. In no event will the Face Amount be reduced below $1,000.00.

Partial Withdrawals can continue to be made after the Insured reaches age 120.

6.4 Deductions Made Against the Cash Value On the Effective Date and each Monthly Deduction Day the following deductions are made from the policy's Cash Value:

(a) a monthly policy charge not to exceed the amount shown on the Policy Specifications page;

(b) the monthly cost of insurance for the amount of Life Insurance Benefit in effect at that time;

(c) the monthly cost for any riders attached to this policy;

(d) a monthly charge for the annual mortality and expense risk. The total monthly charges, in any year, will not exceed the amount shown on the Policy Specifications page.

During years 2 - 7 the monthly deferred sales load will be deducted. It will not exceed the amount shown on the Policy Specifications page.

A deduction may also be made for any temporary flat extras that may apply. The amount and duration of these flat extras, if any, are shown on the Policy Specifications page. All deductions are made on a pro-rata basis from each of the Subaccounts and the Fixed Account, unless we otherwise require or agree.

6.5 Cost of Insurance The cost of insurance is calculated on each Monthly Deduction Day. The monthly cost of insurance is equal to (1) multiplied by the result of (2) minus (3), where:

(1) is the monthly cost of insurance rate per $1,000 of insurance;

(2) is the number of thousands of Life Insurance Benefit; and

(3) is the number of thousands of Cash Value as of the Monthly Deduction Day (before this cost of insurance, and after any other monthly deductions are subtracted.)

On and after the Policy Anniversary on which the Insured is age 100, no deductions for cost of insurance will be made from the Cash Value.

VC2CVA

SECTION SIX - CASH VALUE AND PARTIAL WITHDRAWALS (Continued)
6.6 Cost of Insurance Rates for Face Amount Increases
The same rate is used to obtain the cost of insurance for the initial Face Amount, and for each increase in the Face Amount.

6.7 Cost of Insurance Rates
The monthly rates that apply to the cost of insurance for the initial Face Amount at all ages will not be greater than the maximum rates shown in the Table of Guaranteed Maximum Monthly Cost of Insurance rates on page 5A. The actual rate applicable will be set by us in advance, at least once a year. Any change in the cost of insurance rate will be on a uniform basis for all Insureds of the same classification, such as attained age, sex, and risk classification and will reflect future anticipated or emerging mortality, persistency, and expense experience.

6.8 Cost of Riders
For any rider made a part of this policy, it's monthly cost is as described in the rider or on the Policy Specifications page.

VC2CVB

SECTION SEVEN - LOANS

7.1 Loan Value
Using this policy as sole security, you can borrow a minimum of $500 and up to the Loan Value of this policy. The Loan Value on any date is equal to 90% of the Cash Value on that date.
New policy loans and loan repayments can continue to be made after the Insured reaches age 120.  Loan interest will continue to accrue on and be added to any outstanding loan balance.

7.2  Establishment of Loan Account
When a loan is requested, an amount is Transferred from the Subaccounts and the Fixed Account to the Loan Account equal to the requested loan amount. This Transfer will be made on a pro-rata basis from the various Subaccounts and the Fixed Account unless you request otherwise.

7.3  Value of Loan Account
The Loan Account secures policy debt and is a part of our General Account. The amount in the Loan Account on any date will not be less than:

(a)   the amount in the Loan Account on the prior Policy Anniversary, increased with interest; plus

(b)   any loan taken since the prior Policy Anniversary, increased with interest; less

(c)    any Loan Amount repaid since the prior Policy Anniversary, increased with interest.

Amounts in the Loan Account are credited at the end of each Policy year with interest at a rate of 2.0% per year. The Loan Account can never be less than zero.

7.4  Loan Interest Rate
The Loan Interest Rate charged on borrowed funds equals 2.0% plus the Loan Interest Margin.

The interest rate we charge may be increased if the maximum Loan Interest Rate increases by 1/2% or more from that of the preceding policy year.

The interest rate we charge will be decreased if the maximum Loan Interest Rate decreases by 1/2 % or more from that of the preceding policy year.

The revised interest rate will be charged on the entire outstanding loan during the year. Any change in the interest rate will be effective on the Policy Anniversary.

We will notify you of the current Loan Interest Rate on your policy when you make a loan on your policy. We will notify you of other changes in the interest rate on existing loans within thirty days of the change.

7.5  Loan Interest Margin
The Loan Interest Margin will never be more than 2.0%.

7.6  Crediting Loan Payments
All or part of an unpaid loan can be repaid before the Insured's death or before the policy is surrendered. Payments not specified as premium payments will be automaticallly applied as loan payments. An amount equal to the portion of any loan repaid, but not more than the amount in the Loan Account, will be Transferred from the Loan Account to the Subaccounts and the Fixed Account using the allocation election in effect at the time of repayment.

On each Policy Anniversary, and on each loan repayment date, if the amount in the Loan Account exceeds the Loan Amount, the excess will be Transferred from the Loan Account to the Subaccounts and the Fixed Account using the allocation election in effect at the time of repayment. Otherwise, if the Loan Amount exceeds the Loan Account, the excess will be Transferred from the Subaccounts and the Fixed Account to the Loan Account, pro-rata unless you request otherwise.

7.7  Failure to Repay a Loan
In a given Policy Year, it may happen that, based on the loan interest rate in effect when that year began, an unpaid loan will exceed the Cash Value. In that case, we will mail a notice to you at your last known address and a copy of the last known address of any assignee on our records. All insurance will end 62 days after the date on which we mail that notice to you if the excess of the unpaid loan over the Cash Value is not paid within that 62 days, or at the end of the Grace Period, if later.

VC2LVA

SECTION EIGHT - PAYMENT OF POLICY PROCEEDS

8.1 Payment of Policy Proceeds
We will pay the policy proceeds in one sum or, if elected, all or part of these proceeds may be placed under the fixed period option described in this section. If we agree, the proceeds may be placed under some other method of payment instead.

Any life insurance proceeds paid in one sum will bear interest compounded each year from the Insured's death to the date of payment. We set the interest rate each year. This rate will be at least 2% per year, and will not be less than required by law.

We will pay additional interest at a rate of 10% annually, beginning with the date that is 31 calendar days from the latest of items 1, 2 and 3 below to the date payment is made:

1.          The date we receive due proof of the Insured's death.

2.          The date we receive sufficient information to determine our liability, the extent of our liability, and the appropriate payee legally entitled to the policy proceeds.

3.          The date that any legal impediments to payment of the policy proceeds that depend on the action of parties other than us are resolved and sufficient evidence is provided to us. Legal impediments include, but are not limited to:
 The establishment of guardianships and conservatorships;
 The appointment and qualification of trustees, executors and administrators; and
 The submission of information required to satisfy state and federal reporting requirements.

8.2 Electing an Optional Method of Payment

While the insured is living, you can elect or change an option. You can also name or change one or more Beneficiaries who will be the payee or payees under that option subject to our prior approval.

After the Insured dies, any person who is to receive proceeds in one sum (Other than an assignee) can elect an option and name payees. The person who elects an option can also name one or more successor payees to receive any unpaid amount we have at the death of the payee. Naming these payees cancels any prior choice of successor payee.

A payee who did not elect the option does not have the right to advance or assign payment, take payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells us in writing and we agree.

8.3 Option Changes
If we agree, a payee who elects a fixed period option may later elect to have any unpaid amount we still have, or the present value of any elected payments, placed under some other option that we are offering at that time.

8.4 Minimum Payments
When any payment under an option would be less than $100, we may pay any unpaid amount or present value in one sum.

8.5 Settlement Option Rates
All settlement option rates are based on the 2000 Individual Annuity Mortality Table, if applicable, and a guaranteed annual interest rate of 2%. The payee will receive the greater of:
1. The income rate guaranteed in the policy; or
2. The annuity benefits at the time of their commencement will not be less than those that would be provided by the application of the Net Cash Value to purchase a single consideration immediate annuity contract at purchase rates offered by the Company at the time to the same class of annuitants whether the annuity benefits are payable in fixed or variable amounts or both.

8.6. Fixed Period Option

Fixed Period (in months)	Factor
60	17.49
120	9.18
180	6.42
240	5.04
300	4.22
360	3.68

VC2PPA

SECTION NINE - GENERAL PROVISIONS

9.1 Entire Contract
The entire contract consists of this policy, any attached endorsements, and the attached copy of the application and any supplemental applications. Also, any application used to apply for increases in the policy Face Amount will be attached to and made a part of this policy. Only our President, Secretary, or one of our Vice Presidents or one of our officers is authorized to change the contract, and then only in writing. No change will be made to this contract without your consent. No insurance producer is authorized to change this contract.

Any extra benefit rider attached to the policy will become a part of this policy and will be subject to all the terms and conditions of this policy unless we state otherwise in the rider.

9.2 The Information You Provide in the Application for This Policy
In issuing this policy, we have relied on the statements made in the application. All such statements are deemed to be representations and not warranties. We assume these statements are true and complete to the best of the knowledge and belief of those who made them.

No statement made in connection with the application will be used by us to void this policy or to deny a claim unless that statement is a material misrepresentation and is part of the application.

9.3 Contest to This Policy
We will not contest the payment of the life insurance proceeds based on the initial Face Amount after this policy has been in force during the lifetime of the Insured for two years from the Effective Date. If the policy is reinstated as described in the Reinstatement section, the two year contestable period will begin on the day of reinstatement. The contestable period is based only on statements in the reinstatement application, unless the original contestable period has not yet expired.

If the Face Amount of this policy is increased as described in the Policy Changes section, the two-year contestable period for such coverage shall begin on the Effective Date of such coverage increase. We may contest the payment of that amount only on the basis of those statements made in the application in connection with such increase in Face Amount.

However, if the increase in Face Amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the two year contestable period will be measured from the date this corresponding portion of term insurance became effective. Please refer to the provision or provisions that may be in any rider or riders attached to this policy regarding the contestability of the rider or riders.

9.4 Suicide
Suicide of the Insured while sane or insane within two years of the Effective Date is not covered by this policy. In that event this policy will end and the only amount payable will be the premiums paid to us less any loan and less any Partial Withdrawals paid.

If the Face Amount is increased or a rider is added as described in the Policy Changes section, or if the policy is reinstated as described in the Reinstatement section, then the two year suicide exclusion period for such increase or reinstatement will begin on the date on which this increase, addition, or reinstatement takes effect.

If the suicide exclusion applies to an increase in the Face Amount or rider, the only amount payable with respect to that coverage will be the total cost of insurance we deducted for that coverage.

However, if the increase in Face Amount is the result of a corresponding decrease in the amount of insurance under any attached term rider, the two year suicide exclusion period will be measured from the date that the corresponding portion of term insurance became effective.

9.5 The Dates Referred to in This Policy
Policy Years, Months, and Anniversaries are measured from the Effective Date.

9.6 Person's Age for the Purposes of this Policy
In this policy, when we refer to a person's age on any date, we mean his or her age on his or her last birthday. However, the cost of insurance will be based on the Insured's age on the prior Policy Anniversary.

9.7 Misstatement of Person's Age or Sex
If we would pay too little or too much because the age or sex of the Insured is not correct as stated, we will adjust the Life Insurance Benefit up or down to reflect the correct age or sex. The amount of the Life Insurance Benefit shall be that which would be purchased by the most recent mortality charge at the correct age and sex.

VC2GPA

SECTION NINE - GENERAL PROVISIONS (Continued)

9.8 Deferral of Payment of a Loan or Surrender Proceeds
Generally, we will grant any loan, or pay any surrender proceeds or life insurance proceeds within 7 days after we receive all the requirements that we need. However, we may defer making any of these payments for any period during which the New York Stock Exchange is closed for trading (other than the usual weekend or holiday closings), or if the Securities and Exchange Commission restricts trading or has determined that a state of emergency exists. If so, it may not be practical for us to determine the investment experience of the Separate Account.

9.9 Assignment of the Policy
While the Insured is living, you may assign this policy, or any interest in it, only if we agree. If you do this, your interest, and anyone else's is subject to that of the assignee. As owner, you still have the rights of ownership that have not been assigned.

9.10 Rights of Assignee
An assignee may not change the owner or the Beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in one sum.

9.11 Notice of Assignment
We must have a copy of any assignment. We will not be responsible for the validity of any assignment. The assignment will take effect on the date the notice of assignment is signed by the owner, subject to any payment we make or other action we take before we record the assignment.

9.12 Payments Made Under This Policy
Except as stated in the assignment provision, payments we make under this policy are, to the extent the law permits, exempt from the claims, attachments, or levies of any creditors.

9.13 Payments for This Policy
Any payment made to us by check or money order must be payable to the Company. Upon request, we will provide a countersigned receipt, signed by our President or Secretary for any payment paid to us.

9.14 Dividends
This is a non-participating policy, on which no dividends are payable.

9.15 Basis Used for Computation of Policy Values
All Cash Values and maximum cost of insurance rates referred to in this policy are based on the 2001 CSO Male or Female Aggregate Tables of Mortality if the Insured is in a standard class of risk. Separate scales of maximum cost of insurance rates apply to other risk classes. Semi-continuous functions are used with 2% interest. A statement of the basis of the charges and the method of computation has been filed with the Interstate Insurance Product Regulation Commission.
Any Cash Values available under the policy are not less than the minimum values and benefits required by or pursuant to the NAIC Variable Life Insurance Regulation, model #270, using Actuarial Guideline
XXIV.

9.16 Policy Exchange
Within 24 months of the issue date of this policy, you may exchange it for a new policy on the life of the Insured without evidence of insurability. In order to exchange this policy, we will require: a) that this policy be in effect on the date of the exchange; b) repayment of any unpaid loan; c) an adjustment, if any, for premiums and cash values of this and the new policy.

The date of exchange will be the later of (1) the date you send this policy along with a signed written request for an exchange; or (2) the date we receive at our Administrative Office, or at any other location that we indicate to you in writing, the necessary payment for the exchange.

The date of the exchanged policy will be the same as the date of the original policy. The benefits of the new policy will not reflect the investment experience of the Separate Account. The new policy will be on a permanent plan of life insurance that we would be offering for this purpose on the date of issue of this policy. The new policy will have a face amount equal to the initial face amount of this policy. It will be based on the same issue age, sex and class of risk as this policy. All riders attached to this policy will end on the date of exchange, unless we agree otherwise.

9.17 Experience Credits
Certain policies with the same owner that we determine satisfy the guidelines we establish may be eligible for experience credits. The amount of any experience credit will be allocated pro-rata to the subaccounts and the Fixed Account, unless we otherwise require or agree.

VC2GPC

9.18 Annual Report
An Annual Report will be provided to the owner each year free of charge. The report will contain current information as of the most recent Anniversary, which will be no later than four months prior to the mailing. The report will include:

(a)           The beginning and ending dates of the current reporting period.

(b)           The Cash Value, if any, at the beginning of the current report period and at the end of the current report period.

(c)           The type and amounts that have been credited and debited to the Cash Value during the current reporting period.

(d)           The current Life Insurance Benefit at the end of the current report period on each life covered by the policy.

(e)           The amount of outstanding loans, if any, at the end of the current report period.

(f)           If applicable, a notice that the insurance will not remain in force until the end of the next reporting period, assuming guaranteed interest, mortality and expense loads, unless further premium payments are made.

VC2GPD